SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 SiriCOMM, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   82967C 10 2
                      (CUSIP Number of Class of Securities)


                          Brendon K. Rennert, President
                       Park Street Acquisition Corporation
                                 P.O. Box 530246
                             St. Petersburg, Florida
                            33747-0246 (813) 248-8695
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 2002
                          (Date of Event which Requires
                            Filing of this Schedule)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.  82967C 10 2                                               Page 2 of 5


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Park Street Acquisition Corporation
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
                                60,000
 NUMBER OF        --------------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
  OWNED BY                        0
    EACH          --------------------------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
PERSON WITH                     60,000
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                    60,000
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    .06%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

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CUSIP No.  82967C 10 2                                               Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of SiriCOMM, Inc. (f/k/a Fountain Pharmaceuticals, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 2900 David Boulevard, Suite 130, Joplin, Missouri 64804. The Reporting Person originally acquired 3,500,000 shares of the Company's Class A Common Stock, $.001 par value and 100,000 shares of Class B Common Stock, $.001 par value. As a result of the Company's 60 for 1 reverse split and combination of Classes A and B Common Stock into a single class of Common Stock, the Reporting Person now owns 60,000 shares of the Company's Common Stock.

Item 2.  Identity and Background.

         (a) This statement is filed by Park Street Acquisition Corporation (the "Reporting Person"), a Florida corporation.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Park Street Acquisition Corporation is P.O. Box 530246, St Petersburg, Florida 33747.

         (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 28, 2001, Mr. Brendon Rennert entered into a Pledge and Escrow Agreement (the "Loan Agreement") with Robert Smith to obtain the funds for the acquisition of the securities. Pursuant to the terms of the Loan Agreement, the shares of the Company's common stock and preferred stock are collateral for the collection of the loan in the aggregate amount of $350,000 which is due March 30, 2002 with interest at 6% per annum.

CUSIP No.  82967C 10 2                                               Page 4 of 5


Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Park Street Acquisition Corporation were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. On November 21, 2002 the Company acquired all of the issued and outstanding shares of SiriCOMM, Inc. for 9,662,562 shares of the Company's post-split Common Stock. As a result of this transaction, the Reporting Person's percentage of ownership was reduced to .06%.

         The Reporting Person is below a 5% shareholder and may acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on November 21, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 60,000 shares of Common Stock. As of November 21, 2002, these shares represented .06% of the 9,760,492 total shares of Common Stock outstanding after the acquisition of SiriCOMM. As a result of the foregoing, Park Street no longer is the owner of grater than 5% of the Company's Common Stock.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including October 3, 2001 up to the present.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On December 28, 2001, Mr. Brendon Rennert entered into a Pledge and Escrow Agreement (the "Loan Agreement") with Robert Smith to obtain the funds for the acquisition of the securities. Pursuant to the terms of the Loan Agreement, the shares of the Company's common stock and preferred stock are collateral for the collection of the loan in the aggregate amount of $350,000 which is due March 30, 2002 with interest at 6% per annum.

Item 7.  Material to be Filed as Exhibits.

         None.

CUSIP No.  82967C 10 2                                               Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             Park Street Acquisition Corporation


Dated:  November 25, 2002                     /s/ Brendon K. Rennert
                                             -----------------------------------
                                             Brendon K. Rennert, President